Contact

www.linkedin.com/in/charles-bisgaier-54630011 (LinkedIn)

Top Skills

Venture Capital
Strategy
Pharmaceutical Industry

Charles Bisgaier

Co-Founder at GeneToBe, Inc
Ann Arbor, Michigan, United States

Experience

Michigan Life Ventures
Owner

GeneToBe, LLC
Co-Founder
January 2020 - Present (5 years 3 months)
Ann Arbor, MI

GeneToBe is a Michigan LLC with technology focused on developing next generation gene therapy technology as well as small molecules to treat rare genetic diseases. GeneToBe creates animal models to record the natural history of rare genetic diseases for the preclinical evaluation of gene therapy and small molecule treatments.

Gemphire Therapeutics Inc
1 year

Chairman, Founder & CSO
2014 - 2015 (1 year)

Chairman, Founder & CSO
2014 - 2015 (1 year)

Michigan Life Therapeutics, LLC
6 years

Chief Executive Manager
2008 - 2014 (6 years)

Chief Executive Manager
2008 - 2014 (6 years)